C21 INVESTMENTS INC.

Interim Condensed Consolidated Financial Statements

For the three and nine months ended October 31, 2020 and 2019

(Expressed in U.S. Dollars) - Unaudited

C21 INVESTMENTS INC.
INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	5-30

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the three and nine months ended October 31, 2020 and 2019.

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. (the "Company" or "C21") for the interim period ended October 31, 2020, have been prepared in accordance with the International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board and are the responsibility of the Company's management.

The Company's independent auditors, Davidson & Company LLP, have not performed a review of these interim condensed consolidated financial statements.

December 16, 2020

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31, 2020 and January 31, 2020
(Expressed in U.S. dollars) - Unaudited

		October 31, 2020	January 31, 2020
	Note	- $ -	- $ -
ASSETS
Current assets
Cash		3,402,871	3,076,493
Biological assets	10	1,872,869	1,408,271
Inventory	11	4,481,054	6,191,843
Prepaid expenses and deposits		944,011	543,482
Receivables	9	364,031	443,122
Total current assets		11,064,836	11,663,211
Property and equipment	12	4,691,860	3,834,131
Right-of-use assets	15	4,040,818	4,660,688
Intangible assets	13	11,600,302	12,704,626
Goodwill	13	28,541,323	28,541,323
Restricted cash	8	45,704	46,106
TOTAL ASSETS		59,984,843	61,450,085
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14 & 26	3,272,309	3,488,274
Promissory note payable - current portion	17	15,800,000	21,200,000
Convertible promissory note - current portion	17	2,378,482	1,244,041
Convertible debentures - current portion	17 & 28	6,574,107	6,867,255
Income taxes payable		5,183,699	3,714,666
Consideration payable - current portion	18	846,256	846,256
Short-term debt	16	104,541	126,119
Lease liabilities - current portion	15	1,241,253	1,131,149
Total current liabilities		35,400,647	38,617,760
Lease liabilities	15	3,210,109	3,870,211
Long-term debt	16	470,875	494,217
Convertible promissory note	17	-	1,136,065
Derivative liability	20	3,434,350	3,699,152
Reclamation obligation	19	52,663	53,126
TOTAL LIABILITES		42,568,644	47,870,531
SHAREHOLDERS' EQUITY
Share capital	21 & 28	79,529,702	76,028,268
Commitment to issue shares	21 & 28	1,100,881	1,100,881
Reserves	21	8,307,213	8,008,176
Accumulated other comprehensive loss		(1,486,836)	(1,047,387)
Deficit		(70,034,761)	(70,510,384)
TOTAL SHAREHOLDERS' EQUITY		17,416,199	13,579,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		59,984,843	61,450,085

Nature of operations and going concern (Note 1)

Taxation (Note 25)

Subsequent events (Note 28)

On behalf of the Board:
"Bruce Macdonald"	Director	"Michael Kidd"	Director

See accompanying notes to the interim condensed consolidated financial statements	p. 1

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the three and nine months ended October 31, 2020 and 2019
(Expressed in U.S. dollars) - Unaudited

		Three months ended October 31		Nine months ended October 31
		2020	2019	2020	2019
	Note	-$-	-$-	-$-	-$-

Revenue		9,469,199	10,576,555	26,981,302	28,192,870
Cost of sales	11	4,977,401	6,153,301	14,823,266	16,081,522
Gross margin before the undernoted		4,491,798	4,423,254	12,158,036	12,111,348

Realized fair value adjustment on biological assets	10	(1,478,917)	(1,958,097)	(6,362,082)	(5,838,454)
Unrealized fair value adjustment on biological assets	10	2,873,336	1,816,255	7,332,668	3,884,930
Gross Profit		5,886,217	4,281,412	13,128,622	10,157,824

Expenses
General and administration	22 & 26	1,703,686	1,998,756	5,062,785	7,429,401
Sales, marketing, and promotion		21,636	212,936	127,502	1,010,382
Depreciation and amortization	12,13,15	557,985	956,980	1,653,979	2,893,001
Share based compensation	21	334,307	94,182	397,108	339,447
Total expenses		2,617,614	3,262,854	7,241,374	11,672,231

Income (loss) before undernoted items		3,268,603	1,018,558	5,887,248	(1,514,407)

Interest expense	15,16,17	(812,144)	(653,478)	(2,199,758)	(2,157,284)
Accretion expense	17	(96,839)	(284,010)	(291,110)	(1,040,709)
Transaction costs		-	(23,801)	-	(332,861)
Impairment of capital assets		-	(4,139,523)	-	(4,139,523)
Other Income (loss)		232,715	(103,596)	260,405	(60,367)
Restructuring	11,12,14,15	(450,953)	-	(1,997,741)	-
Gain (loss) on change in fair value of derivative liabilities	20	-	-	264,802	(28,012)
Income (loss) before income taxes		2,141,382	(4,185,745)	1,923,846	(9,108,093)
Current income tax recovery (expense)		161,687	(970,200)	(1,448,223)	(2,139,707)
NET INCOME (LOSS)		2,303,069	(5,155,945)	475,623	(11,247,800)
Other comprehensive income (loss)
Cumulative translation adjustment		(935,785)	257,010	(439,449)	(178,266)
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		1,367,284	(4,898,935)	36,174	(11,426,066)
Basic and diluted income (loss) per share		0.01	(0.06)	0.00	(0.15)
Weighted average number of common shares outstanding - basic and diluted		96,525,412	82,235,901	97,297,303	73,962,427

See accompanying notes to the interim condensed consolidated financial statements	p. 2

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the nine months ended October 31, 2020 and 2019
(Expressed in U.S. dollars) - Unaudited

	Share capital		Reserves
	Number of shares	Amount	Share based compensation	Equity component of convertible instruments	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total
Balance at January 31, 2020	89,388,639	$76,028,268	$8,008,176	$-	$1,100,881	$(1,047,387)	$(70,510,384)	$13,579,554
Shares issued on purchase of Phantom Farms	7,132,041	2,582,903	-	-	-	-	-	2,582,903
Shares issued on convertible promissory note	95,849	38,415	-	-	-	-	-	38,415
Shares issued on exercise of options	200,000	196,333	(98,071)	-	-	-	-	98,262
Shares issued on exercise of convertible debentures	1,147,500	683,783	-	-	-	-	-	683,783
Share based compensation	-	-	397,108	-	-	-	-	397,108
Net income (loss) and comprehensive income (loss) for the period	-	-	-	-	-	(439,449)	475,623	36,174
Balance at October 31, 2020	97,964,029	$79,529,702	$8,307,213	$-	$1,100,881	$(1,486,836)	$(70,034,761)	$17,416,199

	Share capital		Reserves
	Number of shares	Amount	Share based compensation	Equity component of convertible instruments	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total
Balance at January 31, 2019	58,505,255	$52,923,983	$3,808,233	$1,627,318	$1,044,881	$(363,051)	$(37,954,751)	$21,086,613
Shares issued on purchase of Phantom Farms	2,670,000	2,501,827	-	-	-	-	-	2,501,827
Warrants issued on purchase of Phantom Farms	-	-	-	793,745	-	-	-	793,745
Share based compensation - option issuance	-	-	340,019	-	-	-	-	340,019
Shares issued on purchase of Swell Companies	1,266,667	1,130,363	-	786,284	-	-	-	1,916,647
EFF building	3,983,886	4,156,866	-	-	-	-	-	4,156,866
Private placement	5,589,493	4,912,189	-	831,296	-	-	-	5,743,485
Payment of EFF Share payment note	368,688	368,963	-	-	(368,963)	-	-	-
Shares issued on exercise of warrants	915,545	1,037,340	-	(297,484)	-	-	-	739,856
Shares issued on exercise of EFF convertible note	977,479	719,175	-	-	-	-	-	719,175
Shares issued on exercise of options	80,000	77,980	(38,952)	-	-	-	-	39,028
Shares issued on exercise of convertible debentures	7,878,889	4,159,040	-	-	-	-	-	4,159,040
Share based compensation - option cancellation	-	-	(1,046,718)	-	-	-	1,046,718	-
Share based compensation - warrant expiry	-	-	-	(1,331,119)	-	-	1,331,119	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(178,266)	(11,247,800)	(11,426,066)
Balance at October 31, 2019	82,235,902	$71,987,726	$3,062,582	$2,410,040	$675,918	$(798,327)	$(46,824,714)	$30,770,235

See accompanying notes to the interim condensed consolidated financial statements	p. 3

C21 INVESTMENTS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended October 31, 2020 and 2019

(Expressed in U.S. dollars) - Unaudited

		Nine months ended October 31,
		2020	2019
	Note	-$-	-$-
OPERATING ACTIVITIES
Net income (loss) before income taxes		1,923,846	(9,108,093)

Depreciation and amortization	12,13,15	2,593,954	3,994,913
Impairment of capital assets		-	4,139,523
Net effect of fair value changes in biological assets	10	(970,586)	1,784,617
Share based compensation	21	397,108	339,447
Restructuring	11,12,14,15	1,997,741	-
Interest expense	15,16,17	2,199,758	2,157,284
Accretion expense	17	291,110	988,759
(Gain) loss on change in fair value of derivative liabilities	20	(264,802)	28,853

Changes in working capital items
Biological assets		505,988	-
Inventory		332,839	2,185,175
Prepaid expenses and deposits		(400,529)	(107,739)
Receivables		79,091	37,571
Accounts payable and accrued liabilities		47,574	(3,257,424)
Cash provided by operating activities		8,733,092	3,182,886

INVESTING ACTIVITIES
Purchases of property and equipment	12	(69,274)	(420,916)
Payment of Megawood consideration payable	17	(130,000)	-
Net cash outflow on acquisition of subsidiaries	3,4	-	(8,136,570)
Cash used in investing activities		(199,274)	(8,557,486)

FINANCING ACTIVITIES
Issuance of common shares		-	5,253,001
Issuance of convertible debentures on exercise of warrants	21	38,660	672,600
Payments of long-term debt	16	(71,031)	-
Payments on promissory notes payable	17	(5,400,000)	(7,400,000)
Cash proceeds from warrants	17	-	960,233
Cash proceeds from options		98,262	77,980
Other non-cash transactions		-	(1,082,670)
Interest paid in cash	17	(1,695,505)	-
Lease payments made	16	(1,325,357)	-
Cash used in financing activities		(8,354,971)	(1,518,856)

Effect of foreign exchange on cash		147,531	(151,864)
Increase (decrease) in cash during the period		326,378	(7,045,320)
Cash, beginning of period		3,076,493	9,067,095
Cash, end of period		3,402,871	2,021,775

Supplementary disclosure with respect to cash flows (Note 24)

See accompanying notes to the interim condensed consolidated financial statements	p. 4

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

1. NATURE OF OPERATIONS AND GOING CONCERN

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA and internationally.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its Common Shares in the United States and on May 6, 2019, its shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company was upgraded and began trading on the OTCQB® Venture Market.

As at October 31, 2020, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 23).

These interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has an accumulated deficit of $70,034,761, and a working capital deficit of $24,335,811 as at October 31, 2020. In July 2019, the Company accelerated a restructuring and integration of operations that resulted in significant cash savings. While these efforts have resulted in positive cash flow from operations, they will not be sufficient to fund payments on the short-term debt obligations owing to the Company's CEO (Notes 17, 27 and 28).  The Company's working capital deficit position is due primarily to these short-term debt service payments which will require additional funding to satisfy by January 1, 2021 under the Company's current payment schedule. The ability of the Company to continue as a going concern is dependent on either raising additional financing or further restructuring of its current payment schedule with the Company's CEO, Sonny Newman, who is also the Company's majority secured debt holder and largest shareholder. These material uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used to satisfy current obligations, for corporate working capital and possible future acquisitions. There is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

In the United States, 34 states, the District of Columbia, and four U.S. territories allow the use of medical cannabis. Alaska, California, Colorado, Illinois Maine, Massachusetts, Michigan, Nevada, Oregon, Washington, Vermont, and the District of Columbia legalized the sale and adult-use of recreational cannabis. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970 ("Federal CSA"). Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law.

This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

p. 5

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

1. NATURE OF OPERATIONS AND GOING CONCERN (continued)

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements were authorized for issuance on December 16, 2020 by the directors of the Company.

Basis of consolidation

These unaudited interim condensed consolidated financial statements as at and for the three and nine months ended October 31, 2020 and 2019 ("interim financial statements"), incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 - Consolidated Financial Statements ("IFRS 10"). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company's wholly owned subsidiaries that are included in these interim financial statements as at and for the period ended October 31, 2020:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Basis of preparation

These interim financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss. The financial statements are presented in U.S. dollars unless otherwise noted. Amounts in comparative years may have been reclassified to conform with the current year's presentation.

p. 6

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Statement of compliance

These interim financial statements are prepared in accordance with IAS 34 - Interim Financial Reporting and in accordance with the accounting policies adopted in the Company's most recent audited annual consolidated financial statements for the year ended January 31, 2020 ("annual financial statements"). These interim financial statements do not contain all of the information required for full annual financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report should be read in conjunction with the annual financial statements which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Functional and presentation currency

We have chosen to present these interim financial statements in U.S. dollars. The functional currency of the Company's subsidiaries is U.S. dollars. The parent company's functional currency is the Canadian dollar.  All amounts presented are in U.S. dollars unless otherwise noted.

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income (loss).

Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in Note 2 to the annual financial statements.

Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets, biological assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities and share based compensation.

p. 7

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

3. ACQUISITION OF PHANTOM FARMS

On February 4, 2019, the Company acquired all membership units of Phantom Farms, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727‐4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC. Phantom Farms has outdoor cannabis cultivation facilities in southern Oregon and a wholesale distribution warehouse, an extraction laboratory and an indoor grow facility in central Oregon. The Company acquired Phantom Farms for total consideration of $10,539,260 comprised of cash deposits on closing of $3,200,000, a promissory note for $290,000, common shares issued in the amount of $2,507,138, share purchase warrants issued in the amount of $793,745, and an earnout valued at $3,748,377.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	13,121
Receivables	166,346
Inventory	884,113
Biological assets	75,499
Other assets	52,234
Property and equipment	92,501
Right-of-use asset	2,251,451
Lease liability	(2,251,451)
Brand	622,308
Customer relationships	581,616
Licenses	156,750
Goodwill	8,009,248
Accounts payable and accrued liabilities	(114,476)
Total assets and liabilities acquired	10,539,260
Cash deposits on closing date	3,200,000
Common shares issued	2,507,138
Stock warrants issued**	793,745
Consideration payable *	3,748,377
Promissory note payable	290,000
Total consideration	10,539,260
*all of the consideration payable was recognized as derivative liability (Note 20)
**value based on acquisition date share price of $1.23, exercise price of $1.50, expected life of 2 years, volatility of 102.6%, risk free rate of 2.50%

In an agreement signed contemporaneously, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and distribution operations.

On February 19, 2020, the Company completed the restructuring of the purchase of Phantom Farms and related companies, including SDP. The restructuring terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,041 shares of C21 with a fair value of $2,582,903 (Note 21).

p. 8

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

3. ACQUISITION OF PHANTOM FARMS (continued)

The consideration exceeded the fair market value of land acquired and as a result, the Company recorded a restructuring charge of $1,204,740.

At January 31, 2020, it was determined that the goodwill amounts for Phantom were impaired and should be written off.  The Company has written off $8,009,248 of goodwill in relation to Phantom for the year ended January 31, 2020 (Note 13).

4. ACQUISITION OF SWELL COMPANIES

On May 24, 2019, the Company acquired all the common shares held in Swell Companies Limited ("Swell"). Swell operates an extraction laboratory, manufacturing, and wholesale facility in Oregon. The Company acquired Swell for total consideration of $18,812,683 comprised of cash deposits and notes receivable of $5,050,000, a convertible promissory note for $1,000,000, assumed liabilities of $1,070,907, common shares issued in the amount of $1,130,363, stock warrants issued in the amount of $786,284, and consideration payable of $9,775,129.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the date of acquisition. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	173,422
Receivables	160,801
Inventory	2,069,349
Other assets	13,565
Property and equipment	1,152,519
Right-of-use asset	611,890
Lease liability	(611,890)
Brand	709,496
Customer relationships	592,852
Licenses	915,000
Goodwill	13,676,649
Accounts payable and accrued liabilities	(650,970)
Total assets and liabilities acquired	18,812,683
Cash deposits and notes receivable	5,050,000
Convertible promissory note	1,000,000
Liabilities assumed	1,070,907
Common shares issued	1,130,363
Stock warrants issued**	786,284
Consideration payable *	9,775,129
Total consideration	18,812,683
*consideration payable includes $4,707,370 of derivative liabilities (Note 20)
**value based on acquisition date share price of $1.20, exercise price of $1.50, expected life of 5 years, volatility of 102.6%, risk free rate of 2.16%

p. 9

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

4. ACQUISITION OF SWELL COMPANIES (continued)

During the year ended January 31, 2020, the Company finalized an agreement with the former owners Swell Companies Limited (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, will be paid by the Company on or before January 1, 2021 with interest from Nov 15, 2019 at 9.5%.; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement, including the Swell Vendors' option to receive $5,000,000 of such sum in cash, will be satisfied in full by the issuance of 7,015,238 common shares of C21. The shares were issued into escrow on December 27, 2019 and will be released as follows: (a) twenty-five percent (25%) four-months-and-a-day from October 4, 2019; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter.

At May 24, 2019, consideration payable included derivative liabilities of $4,707,370, cash consideration payable of $846,256 and commitment to issue shares of $4,221,503.

At January 31, 2020, it was determined that the goodwill and intangible amounts for Swell were impaired and should be written off.  The Company has written off $13,676,649 of goodwill and $1,536,260 of intangibles for the year ended January 31, 2020 (Note 13).

5. ACQUISITION OF SILVER STATE

On January 1, 2019, the Company acquired all membership units of Silver State Relief LLC, and Silver State Cultivation LLC, which collectively form an integrated licensed cannabis operation comprised of two dispensary locations in Sparks and Fernley Nevada, and a cultivation and processing facility in Sparks Nevada (hereinafter called "Silver State"). The Company acquired Silver State for total consideration of $49,105,048 comprised of cash deposits upon closing of $9,009,800, consideration payable of $1,143,873, common shares issued in the amount of $8,951,375, and a promissory note for $30,000,000 (Note 17).

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	417,453
Inventory	5,903,468
Biological assets	2,113,917
Other assets	16,085
Property and equipment	569,518
Right-of-use asset	3,950,682
Lease liability	(3,857,682)
Customer relationships	1,540,447
Dispensary licenses	11,790,274
Cultivation license	100,000
Goodwill	28,541,323
Accounts payable and accrued liabilities	(1,980,437)
Total assets and liabilities acquired	49,105,048
Cash deposits on closing date	9,009,800
Considerations payable	1,143,873
Promissory note payable	30,000,000
Common shares issued	8,951,375
Total consideration	49,105,048

p. 10

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

5. ACQUISITION OF SILVER STATE (continued)

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

6. ACQUISITION OF MEGAWOOD ENTERPRISES

On January 23, 2019, the Company acquired all shares of Megawood Enterprises, Inc., a licensed cannabis retail operation located in Portland, Oregon for total consideration of $794,888 comprised of consideration paid/payable of $650,000, closing working capital deficit of $30,112, and a convertible promissory note for $175,000.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	38,570
Inventory	46,162
Other assets	10,705
Property and equipment	40,983
Right-of-use asset	221,007
Lease liability	(221,007)
Dispensary license	50,000
Goodwill	689,328
Accounts payable and accrued liabilities	(80,860)
Total assets and liabilities acquired	794,888
Cash consideration paid	280,000
Considerations payable	231,395
Convertible promissory note	175,000
Advances to vendor cancelled upon closing	138,605
Closing working capital deficit receivable	(30,112)
Total consideration	794,888

At January 31, 2020, it was determined that the goodwill amounts for Megawood were impaired and should be written off.  The Company has written off $689,328 of goodwill in relation to Megawood for the year ended January 31, 2020 (Note 13).

p. 11

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

7. ACQUISITON OF ECO FIRMA FARMS

On June 13, 2018, the Company acquired all membership units of Eco Firma Farms LLC ("EFF"), a licensed recreational cannabis cultivation operation located outside of Portland, Oregon for total consideration of $7,849,684 comprised of assumed liabilities of $3,944,049, a convertible promissory note for $2,000,000 and a share payment note for $1,905,635.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	65,572
Receivables	122,840
Inventory	723,170
Biological assets	184,617
Other assets	70,120
Property and equipment	1,736,628
Right-of-use asset	3,689,418
Lease liability	(3,689,418)
Cultivation license	120,000
Goodwill	5,160,741
Accounts payable and accrued liabilities	(334,004)
Total assets and liabilities acquired	7,849,684
Liabilities assumed	3,944,049
Convertible promissory note	2,000,000
Share payment note	1,905,635
Total consideration	7,849,684

On June 13, 2018, in conjunction with the acquisition of EFF, the Company issued a share payment note in the amount of $1,905,635 without interest, by the allotment and issuance of 2,142,000 common shares of C21, any time after October 15, 2018. The Company recognized the share payment note within equity.

On June 13, 2018, in conjunction with the acquisition of EFF, the Company issued a convertible promissory note for $2,000,000 maturing June 13, 2021. The value of the financial and derivative liability component was determined at the date of issuance in the amounts of $1,606,990 and $393,010 respectively. Subsequent to the year ended January 31, 2019, one of the vendors that sold EFF, converted their portion of the convertible note to 977,479 common shares.

An earn-out amount was contemplated in the purchase agreement and amendment to the purchase agreement, in which the Company agreed to deliver to the vendors one common share of C21, at a deemed issue price of $1.00 per share if the EBITDA (earnings before interest, taxes, depreciation and amortization) earned by the Company if upon satisfying the agreed upon amounts ("Earn Out") and average wholesale flower prices were in excess of $1,400 per pound. Management has determined that the Earn Out has $nil value.

At January 31, 2019, it was determined that the goodwill amounts for EFF were impaired and should be written off. The Company has written off $5,160,741 of goodwill in relation to EFF for the year ended January 31, 2019.

p. 12

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

8. RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment.

9. RECEIVABLES

	October 31, 2020	January 31, 2020
Taxes receivable	$35,920	$22,014
Trade receivable	330,086	423,083
Allowance for doubtful accounts	(1,975)	(1,975)
	$364,031	$443,122

All of the Company's trade and other receivables have been reviewed for indicators of impairment. Accounts receivable more than 90 days past due totaled $71,500 at October 31, 2020 (January 31, 2020 - $40,911).

10. BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The continuity for biological assets for the nine months ended October 31, 2020 and year ended January 31, 2020, was as follows:

Balance, January 31, 2019	$1,870,540
Acquired biological assets	75,499
Increase in biological assets due to capitalized costs	1,243,340
Fair value adjustment on biological assets	7,615,455
Transferred to inventory upon harvest	(9,396,563)
Balance, January 31, 2020	1,408,271
Increase in biological assets due to capitalized costs	770,163
Fair value adjustment on biological assets	7,332,668
Transferred to inventory upon harvest	(7,638,233)
Balance, October 31, 2020	$1,872,869

Biological assets are valued in accordance with IAS 41 - Agriculture ("IAS 41") and are presented at their fair values less costs to sell up to the point of harvest. The Company's biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at October 31, 2020, on average, the biological assets were 50% complete as to the next expected harvest date.

p. 13

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

10. BIOLOGICAL ASSETS (continued)

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of October 31:
Significant Inputs and Assumptions	Range of Inputs	Sensitivity	2020	2019
Selling Price Per	$0.15 to $9.58	Increase 5%	84,462	12,116
Gram		Decrease 5%	(84,462)	(12,116)
Estimated Yield Per	60.59 to 848.11 grams	Increase 5%	83,536	9,231
Cannabis Plant		Decrease 5%	(83,536)	(9,231)

During the nine months ended October 31, 2020, the Company's biological assets produced 2,274,370 grams (nine months ended October 31, 2019 - 3,440,781 grams).

The Phantom Farms outdoor crop and certain other equipment were potentially impacted by the Southern Oregon wildfires in September 2020. Harvest began in October 2020 and it was determined that fire had a nominal impact on the plants with a total of 5 plants being destroyed and the remaining plants meeting quality standards had the wildfires not occurred. The biological assets were valued at $362,539 at October 31, 2020. It is not anticipated that the Company will incur losses resulting from the Southern Oregon wildfires.

11. INVENTORY

	October 31, 2020	January 31, 2020
Finished goods	$2,401,287	$3,878,754
Work in progress	2,079,767	2,313,089
	$4,481,054	$6,191,843

Inventories expensed to cost of sales during the three and nine months ended October 31, 2020 was $4,977,401 and $14,823,266 respectively (three and nine months ended October 31, 2019 - $6,153,301 and $16,081,522, respectively). In addition, at October 31, 2020, inventories included a gain on fair value adjustments of biological assets of $1,216,714 (October 31, 2019 - gain on fair value adjustments of biological assets of $1,953,529).

The Company recorded a restructuring charge during the three and nine months ended October 31, 2020 of $1,055,651 and $1,377,950, respectively, related to Swell inventories.

Included in inventory expensed to cost of sales during the three and nine months ended October 31, 2019 were fair value adjustments recognized which increased cost of sales by $1,358,746 and $1,811,682, respectively. This one-time non-cash charge is related to the fair value of inventory acquired in the Silver State acquisition which closed January 1, 2019. This inventory was fully sold during the first six months of the year ended January 31, 2020.

p. 14

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

12. PROPERTY AND EQUIPMENT

	Land and building	Leasehold improvements	Furniture & fixtures	Computer equipment	Machinery & equipment	Total
Cost
Balance, January 31, 2019	$-	$1,459,795	$478,864	$96,785	$429,664	$2,465,108
Assets from acquisition	-	522,279	50,388	25,846	646,507	1,245,020
Additions	4,675,389	97,956	12,350	-	560,328	5,346,023
Impairment	(3,305,176)	(709,064)	(125,282)	-	-	(4,139,522)
Balance, January 31, 2020	1,370,213	1,370,966	416,320	122,631	1,636,499	4,916,629
Additions	1,330,000	8,167	1,957	-	59,150	1,399,274
Disposals	-	(14,244)	(5,992)	(15,822)	(271,006)	(307,064)
Balance, October 31, 2020	$2,700,213	$1,364,889	$412,285	$106,809	$1,424,643	$6,008,839

Accumulated Depreciation
Balance, January 31, 2019	$-	$(301,583)	$(65,074)	$(7,619)	$(8,822)	$(383,098)
Depreciation expense	(128,225)	(214,331)	(88,667)	(52,324)	(215,853)	(699,400)
Balance, January 31, 2020	(128,225)	(515,914)	(153,741)	(59,943)	(224,675)	(1,082,498)
Disposals	-	3,549	3,650	9,152	184,457	200,808
Depreciation expense	(66,692)	(109,884)	(38,375)	(16,947)	(203,391)	(435,289)
Balance, October 31, 2020	$(194,919)	$(622,248)	$(188,466)	$(67,738)	$(243,609)	$(1,316,980)
Carrying amount, Jan. 31, 2020	$1,241,988	$855,052	$262,579	$62,688	$1,411,824	$3,834,131
Carrying amount, Oct. 31, 2020	$2,505,294	$742,641	$223,819	$39,071	$1,181,035	$4,691,860

Total depreciation expense for the three and nine months ended October 31, 2020 was $170,361 and $435,289, respectively (three and nine months ended October 31, 2019 - $232,906 and $578,053, respectively). Of the total expense, $288,255 was allocated to inventory (2019 - $113,957).

During the three and nine months ended October 31, 2020, the Company recorded a loss of $106,256 related to the disposal of various items of leasehold improvements, furniture and fixtures, computer equipment and machinery and equipment related to the Oregon operations. The cost of the property and equipment disposed of was $307,064 and accumulated amortization was $200,808. There was $nil gross proceeds and the loss has been recorded as a restructuring charge.

On February 19, 2020, the Company completed the restructuring of the purchase of Phantom Farms and related companies, including SDP. The restructuring terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,041 shares of C21 with a fair value of $2,582,903 (Note 21). The consideration exceeded the fair market value of land acquired and as a result, the Company recorded a restructuring charge of $1,204,740.

p. 15

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

13. INTANGIBLE ASSETS AND GOODWILL

	Licenses	Branding	Customer relationships	Start up costs	Total
Cost
Balance, January 31, 2019	$12,060,274	$-	$1,540,447	$7,783	$13,608,504
Additions from acquisitions	1,071,750	1,331,804	1,174,468	-	3,578,022
Impairment of intangibles	(428,626)	(391,759)	(715,875)	-	(1,536,260)
Balance, January 31, 2020	12,703,398	940,045	1,999,040	7,783	15,650,266
Disposals	(2,000)	-	-	-	(2,000)
Balance, October 31, 2020	$12,701,398	$940,045	$1,999,040	$7,783	$15,648,266

Accumulated Amortization
Balance, January 31, 2019	$(214,171)	$-	$(25,674)	$(79)	$(239,924)
Amortization expense	(2,228,051)	(33,295)	(443,641)	(729)	(2,705,716)
Balance, January 31, 2020	(2,442,222)	(33,295)	(469,315)	(808)	(2,945,640)
Amortization expense	(756,229)	(69,817)	(275,621)	(547)	(1,102,324)
Balance, October 31, 2020	$(3,198,561)	$(103,112)	$(744,936)	$(1,355)	$(4,047,964)
Carrying amount, January 31, 2020	$10,261,176	$906,750	$1,529,725	$6,975	$12,704,626
Carrying amount, October 31, 2020	$9,502,837	$836,933	$1,254,104	$6,428	$11,600,302

Total amortization expense from intangible assets for the three and nine months ended October 31, 2020 was $373,169 and $1,102,324, respectively (three and nine months ended October 31, 2019 - $792,530 and $2,277,065, respectively). Of the total expense, $34,962 was allocated to inventory (2019 - $85,123).

The continuity of goodwill for the nine months ended October 31, 2020 and year ended January 31, 2020 is as follows:

	Phantom Farms (Oregon)	Silver State Companies (Nevada)	Megawood Enterprises (Oregon)	Swell Companies (Oregon)	Total
Balance, January 31, 2019	$-	$28,541,323	$689,328	$-	$29,230,651
Additions from acquisitions	8,009,248	-	-	13,676,649	21,685,897
Impairment of Goodwill	(8,009,248)	-	(689,328)	(13,676,649)	(22,375,225)
Balance, January 31, 2020 and October 31, 2020	$-	$28,541,323	$-	$-	$28,541,323

As a result of capitalized goodwill, the Company tested each of the cash-generating units ("CGUs") for impairment at October 31, 2020 and January 31, 2020.

At January 31, 2020, the estimated recoverable amount of the Oregon geographic CGU was lower than the segment's carrying value. The Company recognized an impairment loss for the Oregon CGU totaling $22,375,225 of goodwill, and $1,536,260 of intangibles; this loss has been treated as Impairment of goodwill and intangible assets on the Consolidated Statement of Loss and Comprehensive Loss.

p. 16

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31, 2020	January 31, 2020
Accounts payable	$1,454,433	$1,136,955
Accrued liabilities	1,732,931	1,449,286
Interest payable	84,945	902,033
	$3,272,309	$3,488,274

During the three and nine months ended October 31, 2020, the Company reversed an interest accrual of $710,954. The recovery has been recorded as a restructuring charge.

15. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS

Under IFRS 16 - Leases, the Company assesses whether a contract is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date. If the contract does not contain a lease, then the contract is classified as a service that is not reported on the statement of financial position.

The Company has identified ten contracts executed by the Company and its wholly owned subsidiaries that are leases as defined under IFRS 16.  In analyzing the identified agreements, the Company applied the lessee accounting model pursuant to IFRS 16 and considered all of the facts and circumstances surrounding the inception of the contract (but not future events that are not likely to occur).  Lease liabilities were calculated with discount rates ranging from 10-20%.

Based on all the facts and circumstances at the inception of the contract, the Company has determined that all identified agreements contain a lease as defined by IFRS 16, including:

Entity Name/Lessee	Asset	Contains a lease?	Useful life (years)
Swell Companies, LTD	Land/Building	Yes	5
Silver State Cultivation LLC	Land/Building	Yes	5
Silver State Relief LLC (Sparks)	Land/Building	Yes	5
Silver State Relief LLC (Fernley)	Land/Building	Yes	5
Megawood Enterprises Inc.	Land/Building	Yes	5
Phantom Distribution, LLC	Land/Building	Yes	5
63353 Bend, LLC	Land/Building	Yes	5
20727-4 Bend, LLC	Land/Building	Yes	5
4964 BFH, LLC	Land/Building	Yes	5

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows
Less than one year	$1,877,477
One to five years	4,216,166
Total undiscounted lease liabilities at October 31, 2020	$6,093,643
Lease liabilities included in the statement of financial position
Current	$1,241,253
Non-current	3,210,109
Balance, October 31, 2020	$4,451,362
Amounts recognized in profit or loss
Interest on lease liabilities	$208,859
Total cash outflow for leases	$1,325,357

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

15. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS (continued)

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance, January 31, 2019	$7,861,107
Right-of-use additions	3,386,237
Adjustment*	(927,300)
Disposal**	(4,197,087)
Balance, January 31, 2020	6,122,957
Right-of-use additions	781,237
Disposal***	(899,398)
Balance, October 31, 2020	$6,004,796
Accumulated Amortization
Balance, January 31, 2019	$(116,496)
Disposal**	230,685
Amortization expense	(1,576,459)
Balance, January 31, 2020	(1,462,270)
Disposal***	554,632
Amortization expense	(1,056,341)
Balance, October 31, 2020	$(1,963,978)
Carrying Amount, January 31, 2020	$4,660,688
Carrying Amount, October 31, 2020	$4,040,818
*During the year ended January 31, 2020, the Company entered into amending lease agreements on six leases resulting in adjustments to ROU assets and lease liabilities of $927,300. The capitalisation rate was lowered on all six leases.
**During the year ended January 31, 2020, the Company derecognized ROU assets and lease liabilities of $3,800,000 on acquisition of land and building that was subject to lease. The Company terminated another $397,087 in leases during the same year resulting in decreases in lease liabilities and ROU assets. Accumulated amortization in these lease disposals of $230,685 was adjusted on disposal.
***During the nine months ended October 31, 2020, the Company terminated a lease resulting in an adjustment on disposal to lease liabilities of $325,017 and ROU assets cost of $899,398 and accumulated amortization of $554,632. A loss on disposal of $19,749 was recognized representing the excess of the right of use asset above the lease liability.

Total depreciation expense for the three and nine months ended October 31, 2020 was $258,806 and $1,056,341, respectively (three and nine months ended October 31, 2019 - $427,852 and $1,206,702, respectively). Of the total expense, $616,758 was allocated to inventory (2019 - $541,887).

16. LONG TERM DEBT

	Mortgage on building	Equipment and Vehicle loans	Total
Balance, January 31, 2019	$-	$-	$-
Assumed in PPE acquisitions	513,294	186,463	699,757
Payments	(16,910)	(62,511)	(79,421)
Balance, January 31, 2020	496,384	123,952	620,336
Interest	11,099	15,012	26,111
Payments	(26,969)	(44,062)	(71,031)
Balance, October 31, 2020	$480,514	$94,902	$575,416
Current portion	$24,427	$80,114	$104,541
Long-term portion	$456,087	$14,788	$470,875

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

17. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

Convertible debentures and convertible promissory notes are compound financial instruments that are accounted for based on their components of financial liability and equity. The financial liability component represents the Company's future obligation to pay coupon interest and principal. The liability component is initially measured at its net present value and subsequently measured at its amortized cost. After the net present value of the financial liability is determined, any residual amount is reported as an equity instrument at the convertible debentures' issuance date.

Transaction costs related to the issuance of convertible notes are apportioned to their respective financial liability and equity components in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the convertible notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

The following is the continuity of the Company's convertible debentures issued in Canadian dollars.  All below disclosure is denominated in U.S. dollars:

Convertible debentures
	December 31, 2018	January 30, 2019	Total
	issuance	issuance
Balance, January 31, 2019	$3,181,800	$6,977,853	$10,159,653
New issuances	265,146	388,486	653,632
Conversions	(1,546,384)	(2,993,607)	(4,539,991)
Interest	322,348	559,398	881,746
Accretion expense	186,664	170,385	357,049
Interest paid - cash	(268,503)	(452,052)	(720,555)
Foreign exchange gain	8,318	67,403	75,721
Balance, January 31, 2020	2,149,389	4,717,866	6,867,255
New issuances	-	38,660	38,660
Conversions	(295,451)	(388,332)	(683,783)
Interest	164,577	335,077	499,654
Accretion expense	121,535	107,751	229,286
Interest paid - cash	(113,855)	(236,034)	(349,889)
Foreign exchange loss	(6,676)	(20,400)	(27,076)
Balance, October 31, 2020	$2,019,519	$4,554,683	$6,574,107

The following transactions occurred during the nine months ended October 31, 2020:

(a) A total of $303,974 (C$401,000) in principal of the December 31, 2018 convertible debentures were converted into 501,250 common shares of the Company. The remaining balance outstanding is $1,948,919 (C$2,571,000).

(b) A total of $391,906 (C$517,000) in principal of the January 30, 2019 convertible debentures were converted into 646,250 common shares of the Company.  The remaining balance outstanding is $4,276,099 (C$5,641,000).

p. 19

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

17. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following transactions occurred during the nine months ended October 31, 2020:

(a) 51 warrants were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of $38,660 (C$51,000). At October 31, 2020, 2,264 warrants were available to be exercised.

The following transactions occurred during the year ended January 31, 2020:

(b) 359 warrants were exercised in connection with the convertible debentures issued on December 31, 2018, resulting in gross proceeds of $265,146 (C$359,000) and of those, 250 warrant debentures were converted into common shares of the Company. At January 31, 2020, 2,315 warrants were available to be exercised.

(c) 526 warrants were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of $388,486 (C$526,000) and of those, 487 warrants debentures were converted into common shares of the Company. At January 31, 2020, 4,664 warrants were available to be exercised.

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

Convertible promissory notes
	June 13, 2018	January 23, 2019	May 24, 2019	Total
	issuance	issuance	issuance
Balance, January 31, 2019	$1,670,830	$175,000	$-	$1,845,830
Issued	-	-	1,000,000	1,000,000
Conversion	(660,647)	-	-	(660,647)
Interest	48,600	-	69,041	117,641
Accretion expense	77,282	-	-	77,282
Balance, January 31, 2020	1,136,065	175,000	1,069,041	2,380,106
Payment	-	(175,000)	-	(175,000)
Interest	36,483	-	75,069	111,552
Accretion expense	61,824	-	-	61,824
Balance, October 31, 2020	$1,234,372	$-	$1,144,110	$2,378,482

On June 13, 2018, the Company issued a convertible promissory note to the vendor that sold Eco Firma Farms, LLC to the Company in the principal amount of $2,000,000.  The convertible note is convertible at a conversion price of $1.00 per share and $0.825 per conversion share dependent upon the vendor.  The convertible note accrues interest at a rate of 4% per annum, compounded annually, and is fully due and payable on June 13, 2021, and subsequent to year ended January 31, 2019, one vendor converted their portion of the convertible note to 977,479 common shares.  On issuance, the Company determined the conversion feature was a derivative liability. The value of the conversion feature as at October 31, 2020 was $nil (January 31, 2020 - $nil).

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000.  The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020.  On issuance, the Company determined the conversion feature was a derivative liability.  The value of the conversion feature as at October 31, 2020 was $nil (January 31, 2020 - $nil).  On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares (Note 21).

p. 20

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

17. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000.  The convertible note accrues interest at 10% per annum compounded annually and payable at maturity.  The holder of the note can accelerate payment to the first anniversary date of the note and therefore this is classified as a current liability.  The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date.

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

Promissory notes payable
	January 1, 2019	February 4, 2019	Total
	issuance	issuance
Balance, January 31, 2019	$30,000,000	$-	$30,000,000
Issued	-	290,000	290,000
Payments	(8,800,000)	(290,000)	(9,090,000)
Balance, January 31, 2020	21,200,000	-	21,200,000
Payments	(5,400,000)	-	(5,400,000)
Balance, October 31, 2020	$15,800,000	$-	$15,800,000

On January 1, 2019, the Company issued a promissory note to the vendor that sold Silver State to the Company (Sonny Newman) in the principal amount of $30,000,000. The note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum.  The note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019 the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the note is due and payable on January 1, 2021. This modification resulted in a gain of $nil. For the three and nine months ended October 31, 2020, interest expense was $384,164 and $1,281,381, respectively (three and nine months ended October 31, 2019 - $589,470 and $1,959,781, respectively). Interest paid during the three and nine months ended October 31, 2020 was $411,462 and $1,345,616, respectively (three and nine months ended October 31, 2019 - $616,164 and $2,029,041, respectively).

On November 19, 2020, the Company announced agreement with CEO Sonny Newman that the remaining principal outstanding on his senior secured Note, due to mature on January 1, 2021, has been restructured with lower monthly payments amortized over a 30-month period (note 28).

p. 21

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

18. CONSIDERATION PAYABLE

The following table reflects the continuity of consideration payable:

Balance, January 31, 2019	$1,375,268
Swell Companies acquisition - May 25, 2019 (Note 4)	846,256
Consideration paid - cash	(1,375,268)
Balance, January 31, 2020 and October 31, 2020	$846,256

19. RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

20. DERIVATIVE LIABILITY

The following reflects the continuity of derivative liability:

Balance, January 31, 2019	$23,097
On acquisition February 4, 2019	3,748,377
On acquisition May 24, 2019	4,707,370
Fair value adjustment on derivative liabilities	(4,779,693)
Balance, January 31, 2020	3,699,151
Fair value adjustment on derivative liabilities	(264,802)
Balance, October 31, 2020	$3,434,350

Upon the February 4, 2019 acquisition of Phantom Farms the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions are based on the Company's common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Upon the May 24, 2019 acquisition of Swell Companies the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions are based on C21 common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Inputs into the calculation of fair value adjustment are as follows:

	October 31,	July 31,	April 30,	January 31,	May 24,	February 4,
	2020	2020	2020	2020	2019	2019
Discount rate	0.30%	0.26%	0.30%	1.36%	2.50%	2.19%
Expected life in years	5.34	5.59	5.84	6.14	7.00	7.00
Expected stock volatility	80%	100%	100%	100%	100%	100%
Expected volatility of foreign exchange	5.29%	5.29%	5.29%	5.29%	5.29%	5.84%

p. 22

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

21. SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of share capital from January 31, 2019 to October 31, 2020:

	Number of Shares	Amount
Balance, January 31, 2019	58,505,255	$52,923,983
Shares issued - acquisition of Phantom Farms (i)	2,670,000	2,507,138
Shares issued - conversion of promissory note (ii)	977,479	660,647
Shares issued - warrant exercises (iii)	915,545	1,018,748
Shares issued - option exercises (iv)	80,000	77,980
Shares issued - acquisition of Swell (v)	8,281,905	4,927,178
Shares issued - acquisition of EFF building (vi)	3,983,886	4,136,646
Shares issued - partial settlement of EFF share payment note (vii)	368,688	368,688
Shares issued - private placement (viii)	5,589,493	4,895,379
Shares issued - conversion of debentures (ix)	8,016,388	4,539,991
Share issue costs	-	(28,110)
Balance, January 31, 2020	89,388,639	76,028,268
Shares issued - acquisition of Phantom Farms (x)	7,132,041	2,582,903
Shares issued - Megawood (xi)	95,849	38,415
Shares issued - option exercises (xii)	200,000	196,333
Shares issued - conversion of debentures (xiii)	1,147,500	683,783
Balance, October 31, 2020	97,964,029	$79,529,702

(i) On February 4, 2019, the Company issued 2,670,000 shares as consideration for the purchase of Phantom Farms (Note 3).

(ii) On February 7, 2019, the Company issued 977,479 shares to a vendor of EFF upon conversion of a portion of the convertible promissory note payable.

(iii) During the year ended January 31 ,2020, the Company issued 915,545 shares upon the exercise of warrants.

(iv)   During the year ended January 31, 2020, the Company issued 80,000 shares upon the exercise of stock options.

(v) On May 24 and December 27, 2019, the Company issued 1,266,667 shares and 7,015,238 shares, respectively, as consideration for the purchase of Swell Companies (Note 4).

(vi) On May 10, 2019, the Company issued 3,983,886 shares as consideration for the purchase of the building and land that EFF was previously leasing.

(vii) On June 12, 2019 the Company issued 368,688 shares to a vendor of EFF for a partial payment of the share payment note.

(viii) On May 28, 2019, the Company completed a non-brokered private placement financing of 5,589,493 shares at C$1.38, for total gross proceeds of $5,847,135 (C$7,713,500). Each unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each warrant is

p. 23

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

21. SHARE CAPITAL AND RESERVES (continued)

(ix) exercisable for one additional common share of the Company at an exercise price of C$1.83 per warrant for a period of one year.

(x) During the year ended January 31, 2020 the Company issued 8,016,389 shares upon the conversion of debentures.

(xi) On February 19, 2020, the Company completed the restructuring of the purchase of Phantom Farms, including SDP. The restructuring terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,041 shares of C21 with a fair value of $2,582,903.

(xii) On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares with a fair value of $38,415 (Note 17).

(xiii) On October 15, 2020, the Company issued 200,000 shares upon the exercise of stock options.

(xiv) During the nine months ended October 31, 2020 the Company issued 1,147,500 shares upon the conversion of debentures.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at October 31, 2020 shares issued pursuant to this commitment total 676,193 shares.

The Company committed to issue 456,852 shares valued at $424,688 to the vendors of Swell Companies on November 24, 2020. These shares were issued on November 23, 2020 (Note 28).

Warrants

The following summarizes the Company's warrant activity:

Warrants outstanding
	Warrants outstanding	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2019	5,154,045	2.05	0.86
Issued - Phantom Farms (Note 3)	1,700,000	1.50	-
Issued - Swell Companies (Note 4)	1,200,000	1.50	-
Issued - Private Placement (xvii)	2,794,748	1.83	-
Exercised	(915,045)	1.06	-
Expired	(4,239,000)	2.27	-
Balance, January 31, 2020	5,694,748	1.66	0.74
Balance, October 31, 2020	5,694,748	1.66	1.11

As at October 31, 2020, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	Number of Warrants
February 5, 2021	1.50	1,700,000
May 23, 2021	1.50	1,200,000
May 29, 2021	1.83	2,794,748
		5,694,748

p. 24

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

21. SHARE CAPITAL AND RESERVES (continued)

On May 28, 2020, the Company extended the expiry date of the C$1.83 warrants due to expire on May 29, 2020 to expire on May 29, 2021, all other terms remain the same.

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

The Company adopted a Restricted Stock Unit plan (the "Plan") on July 17, 2018 but has not issued any units under the Plan. The Plan allows for up to 750,000 total units to be issued, adjustable upon approval by the compensation committee, but not to exceed 10% of common shares outstanding.

On February 6, 2019, the Company granted incentive stock options to purchase an aggregate of 710,000 common shares of the Company at an exercise price of C$1.11 vesting over a 1-year period, expiring at close of business on February 5, 2022. Value at grant date determined with the following assumptions: life of 3 years, volatility of 100%, risk free rate of return 1.82%, dividend yield of 0%, and forfeiture rate of 0%.

On October 10, 2019, the Company granted incentive stock options to purchase an aggregate of 1,020,000 common shares at exercise prices of C$1.00, C$1.11 and C$1.38 vesting over a 1-year period, expiring after 3 and 5 year periods. Value at grant date determined with the following assumptions: life of 3 or 5 years, volatility of 100%, risk free rate of return 1.48%, dividend yield of 0%, and forfeiture rate of 0%.

On January 24, 2020, the Company granted incentive stock options to purchase an aggregate of 100,000 common shares at an exercise prices of C$0.80 vesting over a 1-year period, expiring at close of business January 24, 2023. Value at grant date determined with the following assumptions: life of 3 years, volatility of 100%, risk free rate of return 1.46%, dividend yield of 0%, and forfeiture rate of 0%.

On August 17, 2020, the Company issued 3,905,000 stock options. Each stock option entitles the holder to purchase one common share of the Company at $0.70 per common share. The options vest over a two year period and expire on August 17, 2023.

During the nine months ended October 31, 2020, 200,000 (2019 - 80,000) options were exercised for proceeds of $98,262 (2019 - $77,980).

Details of the Company's stock option activity are as follows:

Options outstanding and exercisable
	Options outstanding and exercisable	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2019	2,520,000	2.41	2.30
Granted	1,830,000	1.14	-
Exercised	(80,000)	0.65	-
Expired/Cancelled	(1,015,000)	2.28	-
Balance, January 31, 2020	3,255,000	1.78	2.18
Granted	3,905,000	0.70	-
Exercised	(200,000)	0.65	-
Expired/Cancelled	(145,000)	0.71	-
Balance October 31, 2020	6,815,000	1.22	2.28

p. 25

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

21. SHARE CAPITAL AND RESERVES (continued)

As at October 31, 2020, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	October 31, 2020 Outstanding	October 31, 2020 Exercisable
June 25, 2021	2.80	1,350,000	1,350,000
February 5, 2022	1.11	460,000	460,000
October 9, 2022	1.38	500,000	500,000
January 24, 2023	0.80	100,000	50,000
August 17, 2023	0.70	3,905,000	1,301,667
October 9, 2024	1.00	500,000	500,000
		6,815,000	4,161,667

The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2020	2019
Risk-free rate	0.29%	-
Expected life of options	3 years	-
Annualized volatility	80%	-
Dividend rate	0%	-

22. GENERAL AND ADMINISTRATIVE EXPENSE

General and administration expenses for the nine months ended October 31, 2020 and 2019 were comprised of the following:

	Three months ended October 31,		Nine months ended October 31,
	2020	2019	2020	2019
	-$-	-$-	-$-	-$-

Salaries and wages	898,631	1,291,581	2,325,873	3,962,406
Professional Fees and consulting	183,672	73,932	478,738	548,707
Accounting and legal	144,271	75,749	423,718	561,634
Travel and entertainment	20,101	69,568	84,072	358,835
Foreign exchange	71	46,601	2,183	58,176
License fees, taxes and insurance	331,454	186,185	1,221,130	1,066,810
Office Facilities and administrative	50,483	126,559	297,761	494,685
Other	75,003	128,581	229,310	378,148
	1,703,686	1,998,756	5,062,785	7,429,401

23. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

p. 26

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

23. SEGMENTED INFORMATION (continued)

Segmented operational activity and balances are as follows:

October 31, 2020	Oregon	Nevada	Corporate	Consolidated
Total revenue	$2,326,285	$24,655,017	$-	$26,981,302
Gross profit	234,149	12,894,473	-	13,128,622
Operating expenses:
General and administration	(468,899)	(2,571,973)	(2,021,913)	(5,062,785)
Sales, marketing, and promotion	(16,697)	(108,956)	(1,849)	(127,502)
Depreciation and amortization	(237,703)	(1,293,601)	(122,675)	(1,653,979)
Share based compensation	-	-	(397,108)	(397,108)
Restructuring	(2,708,695)	-	710,954	(1,997,741)
Interest, accretion, and other	(8,325)	(39,874)	(1,917,462)	(1,965,661)
Net profit (loss) before taxes	$(3,206,170)	$8,880,069	$(3,750,053)	$1,923,846

Assets	$9,654,362	$20,999,934	$29,330,547	$59,984,843
Liabilities	$2,719,734	$4,293,678	$35,555,232	$42,568,644

October 31, 2019	Oregon	Nevada	Corporate	Consolidated
Total revenue	$4,190,252	$24,002,618	$-	$28,192,870
Gross profit (loss)	(761,598)	10,919,422	-	10,157,824
Operating expenses	(1,527,534)	(5,253,846)	(4,890,851)	(11,672,231)
Other losses	(4,243,528)	(26,929)	(3,323,229)	(7,593,686)
Net profit (loss) before taxes	$(6,532,660)	$5,638,647	$(8,214,080)	$(9,108,093)

Assets	$12,920,888	$22,029,444	$53,400,520	$88,350,852
Liabilities	$4,199,581	$4,094,629	$49,286,407	$57,580,617

24. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the nine months ended October 31, 2020

  There were interest payments of $1,283,544 and no income taxes were paid.
  The Company issued 7,132,041 common shares valued at $2,582,903 to complete the restructuring of the purchase of Phantom Farms, including SDP.
  The Company issued 95,849 common shares value at $38,415 as partial repayment of the $175,000 convertible promissory note related to the Megawood acquisition.

Non-cash transactions during the nine months ended October 31, 2019

  There were interest payments of $1,419,302 and no income taxes paid were paid.
  The Company issued 2,670,000 common shares valued at $2,501,827 for the acquisition of Phantom Farms.
  The Company issued 1,266,667 common shares valued at $1,130,363 for the acquisition of Swell Companies.
  The Company issued 3,983,886 common shares valued at $4,156,866 for the purchase of a building. The Company issued 7,878,889 common shares valued at $4,404,226 upon the conversion of debentures.
  The Company issued 977,479 common shares valued at $719,175 upon the conversion of a portion of convertible promissory note.
p. 27

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

25. TAXATION

The Company reconciles the expected tax expense at the U.S. statutory tax rate of 21% to the amount recognized in the statement of loss and comprehensive loss.

Since the Company operates in the United States cannabis industry, the Company is subject to U.S. Internal Revenue Code section 280E for U.S. federal income tax purposes; and therefore, is subject to the disallowance of ordinary and necessary business deductions for income tax purposes pursuant to section 280E. Consequently, the Company is only allowed to deduct 1) direct production costs and indirect production costs incident to and necessary for production and 2) costs incurred to purchase goods that are resold, including transportation or other necessary charges incurred in acquiring possession of the goods. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC section 280E. However, the State of Oregon does not conform to IRC section 280E and thus the Company deducts all operating expenses on its Oregon corporate tax return.

Additionally, the State of Nevada does not assess income tax and therefore no income tax provision for Nevada has been calculated.

26. FINANCIAL RISK MANAGEMENT

Capital Management

The Company's objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying assets.

At October 31, 2020, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

p. 28

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

26. FINANCIAL RISK MANAGEMENT (continued)

The following table shows the carrying amounts of financial assets and financial liabilities by category:

	October 31, 2020	January 31, 2020
Financial assets at amortized cost (1)	$3,812,606	$3,565,721
Financial liabilities at amortized cost (2)	$29,446,570	$35,402,227
Financial liabilities at fair value through profit or loss (3)	$3,434,350	$3,699,152

(1) Includes cash, restricted cash and receivables

(2) Includes accounts payable and accrued liabilities, promissory note, convertible promissory note, convertible debentures, consideration payable, and debt

(3) Includes derivative liability

27. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at October 31, 2020 and January 31, 2020:

	October 31, 2020	January 31, 2020
Due to the President and CEO	$15,923,370	$21,713,910
Due to directors and officers of the Company	6,120	1,476
Due to the CFO of the Company	223	64
	$15,929,713	$21,715,450

The Company had the following transactions with related parties during the three and nine months ended October 31, 2020 and 2019:

	Three months ended October 31,		Nine months ended October 31,
	2020	2019	2020	2019
	-$-	-$-	-$-	-$-

Consulting fees paid to a director	-	-	-	38,310
Amounts paid to CEO or companies controlled by CEO	2,701,796	3,316,164	8,038,995	10,798,041
Salary paid to directors and officers	140,253	244,173	372,307	967,794
Rents Paid to Significant Shareholder	-	-	8,879	8,949
	2,842,049	3,560,337	88,420,181	11,813,094

On February 4, 2019, the Company acquired Phantom Farms, of which, a Director of the Company is a principal owner, the Company paid $10,539,260 (Note 3). A second agreement signed contemporaneously involving the real estate of Phantom Farms was entered into the by the Company, this agreement was restructured as at February 12, 2020 with the payment by the Company of 7,132,041 common shares (Note 21).

On February 6, 2019, a director was granted a total of 190,000 stock options to purchase common shares exercisable on or before February 5, 2022, at an exercise price of C$1.11 per share. In connection to these options, the Company recorded a share-based compensation expense of $95,599 (C$126,113).

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended October 31, 2020 and 2019 (Expressed in U.S. dollars) - Unaudited

28. SUBSEQUENT EVENTS

Equity commitment on Debentures and Issue of Warrants

On November 19, 2020, the Company announced that it has secured an equity commitment from three investment managers and CEO Sonny Newman (the "Investors"), to guarantee the repayment of the 10% Convertible Debentures which remain outstanding at maturity, which is December 31, 2020 and January 30, 2021.  Funds advanced by the Investors will be in exchange for common shares to be issued at a price equal to the existing debenture conversion terms of C$0.80 per common share.  At November 19, 2020, $6,225,018 (C$8,212,000) was outstanding under these debentures which are convertible at maturity into common shares of the Company at a price of C$0.80 per common share.

In consideration of the Equity commitment, the Company will issue an aggregate of 1,941,084 warrants with respect to the debentures maturing December 31, 2020, and 4,258,916 warrants with respect to the debentures maturing January 30, 2021.  Each warrant will be exercisable for one common share for three years at an exercise price of C$1.00.  These warrants are subject to the statutory four month and one day hold period.

Convertible Debentures

As at December 15, 2020, the following equity activities have occurred subsequent to October 31, 2020:

(i) From the December 31, 2018 convertible debentures issuance (Note 17) - $1,076,875 (C$1,370,000) of debentures converted to 1,702,639 common shares;

(ii) from the January 30, 2019 convertible debentures issuance (Note 17) - $1,685,270 (C$2,144,000) of debentures converted to 2,672,917 common shares;

(iii) from the December 31, 2018 convertible debentures issuance (Note 17) - 892 warrants have been exercised for gross proceeds of $701,148 (C$892,000);

(iv) from the January 30, 2019 convertible debentures issuance (Note 17) - 970 warrants have been exercised for gross proceeds of $762,459 (C$970,000);

(v) from the December 31, 2018 convertible debentures issuance (Note 17) - $122,622 (C$156,000) of agent warrants have been Issued for proceeds of $122,622 (C$156,000).

Promissory Note restructured, related party

On November 19, 2020, the Company announced agreement with CEO Sonny Newman that the remaining $15,200,000 principal outstanding on his senior secured Note, due to mature on January 1, 2021, has been restructured with lower monthly payments amortized over a 30-month period.  Commencing December 1, 2020, the monthly payments will be $506,667 plus interest.  The interest rate at 9.5% is unchanged.

Commitment to issue shares

On November 23, 2020, the Company issued 456,862 common shares to Swell as part of the purchase agreement dated May 23, 2019 as settlement of a commitment to issue shares.

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